As filed with the Securities and Exchange Commission on February 2, 2007
Registration No. 333-131524

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
To
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WHOLESALE AUTO RECEIVABLES LLC
(Depositor)
(Exact name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	6189 (Primary Standard Industrial Classification Code Number)	38-3082709 (I.R.S. Employer Identification No.)

Mark E. Newman, Vice President
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801
(302-658-7851)
(Address, including zip code, and telephone number, including
area code, of principal executive offices of Registrant)	Wholesale Auto Receivables LLC 200 Renaissance Center Detroit, Michigan 48265 (313-665-6266) (Name, address, including zip code, and telephone number, including area code, of agent for service)

With A Copy To:

Jeffrey S. O’Connor Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601	Elizabeth A. Raymond Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606

     Approximate Date of Commencement of Proposed Sale to the Public: from time to time after the effective date of this Registration Statement as determined in light of market conditions.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☑ Registration Statement 333-131524.
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Explanatory Note
     Pursuant to Rule 462(d) under the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 (the “Amendment”) is being submitted on behalf of Wholesale Auto Receivables LLC (the “Company”) to amend the Company’s registration statement filed on February 3, 2006 (File No. 333-131524) as amended by Amendment No. 1 filed on March 21, 2006 and by Amendment No. 2 filed on April 13, 2006. The purpose of the Amendment is to replace the Articles of Incorporation and Amended and Restated By-laws of the Company, previously filed as Exhibit 3.1, with the Limited Liability Company Agreement entered into by the Company on October 20, 2006, as amended by Amendment No. 1 to Limited Liability Company Agreement, dated as of January 29, 2007, attached hereto as Exhibit 3.1.

SIGNATURES
EXHIBIT INDEX
Limited Liability Company Agreement and Amendment No. 1 to Limited Liability Company Agreement

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on the 2nd day of February 2007.

WHOLESALE AUTO RECEIVABLES LLC
/s/ William J. McGrane III

Name: William J. McGrane III
Title: Controller
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on February 2, 2007 by the following persons in the capacities indicated.

Signature	Title
*Sanjiv Khattri	Chairman of the Board and Director
Sanjiv Khattri

*William F. Muir	President and Director
William F. Muir

*Eric A. Feldstein	Director
Eric A. Feldstein

/s/ David C. Walker	Vice President and Director
David C. Walker

*Barbara J. Stokel	Vice President and Director
Barbara J. Stokel

/s/ Mark E. Newman	Vice President and Director
Mark E. Newman	(Principal Financial Officer)

*Cynthia A. Ranzilla	Vice President and Director
Cynthia A. Ranzilla

*Gunter Dufey	Director
Gunter Dufey

*Richard E. Damman	Director
Richard E. Damman

/s/ William J. McGrane III	Controller
William J. McGrane III	(Principal Accounting Officer)

By: /s/ William J. McGrane III
Name: William J. McGrane III
Title: Attorney-in-Fact

*	The undersigned, by signing his name hereto, does hereby sign this Post-Effective Amendment No. 1 to Registration Statement on behalf of the above-indicated officer or director of the Registrant pursuant to the Power of Attorney signed by such officer or director.

EXHIBIT INDEX

Exhibit
Index	Description
3.1	Limited Liability Company Agreement entered into by the Company on October 20, 2006 and Amendment No. 1 to Limited Liability Company Agreement, entered into by the Company on January 29, 2007.

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